June 2, 2016

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Registration Statement on Form S-1
Filed April 29, 2016
File No. 333-211019

Dear Mr. Schwall:

This letter sets forth the responses of Barfresh Food Group, Inc. (“Barfresh” or the “company”) to your letter dated May 18, 2016, relating to the above captioned registration statement. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

General

1. Please be advised that we will not be in a position to accelerate the effectiveness of this registration statement until all comments related to the review of your Post-Effective Amendment No. 1 to Form S-1 (File No. 333-203340), filed April 4, 2016, are resolved. In addition, please revise this registration statement, as necessary, to reflect corresponding changes to your Post-Effective Amendment No. 1 in response to staff comments.

We will not request acceleration of this registration statement until all comments related to the review of Post-Effective Amendment No. 1 to Form S-1 (File No. 333-203340), filed April 4, 2016, are resolved. We will also revise this registration, as necessary, to reflect corresponding changes to the Post-Effective Amendment No. 1 in response to staff comments.

2. Your registration statement must be signed by the controller or principal accounting officer or the person performing a similar function. Please include the required signature or identify the person signing the registration statement in this capacity in your next amendment. Refer to Instruction 1 to the Signatures section of Form S-1.

We will identify the principal financial officer also as the principal accounting officer in the signature block in our pre-effective amendment.

Selling Shareholders, page 11

3. Please identify the natural person or persons who exercise voting or investment control for Pacific Grove Master Fund, L.P.

We will identify this natural person in our pre-effective amendment.

Incorporation by Reference, page 38

4. We note you incorporate by reference certain documents, including your Annual Report on Form 10-K for the year ended March 31, 2015. We further note you disclose at page 9 that you are “subject to the penny stock regulations.” If you are a penny stock issuer, you are not eligible to rely on incorporation by reference to provide information required pursuant to the item requirements of Form S-1. Refer to General Instruction VII.D.1.(c) of Form S-1. Please amend your registration statement to include all information required by Form S-1 or tell us why you believe you are eligible to incorporate by reference.

We will amend our registration statement to include all information required by Form S-1.

*       *       *

If you have any questions, please contact our legal counsel:

Libertas Law Group Inc.

Mark Abdou at (310) 359-8742

Ruba Qashu at (949) 355-5405

We appreciate the Staff’s guidance and assistance in this matter.

Very truly yours,

Barfresh Food Group, Inc.

/s/ Riccardo Delle Coste
Riccardo Delle Coste, Chief Executive Officer

cc:	Mr. Joseph Tesoriero, Chief Financial Officer
Mark Abdou, Libertas Law Group, Inc.